Exhibit 99.1

Lumenis Ltd. Reports First Quarter Financial Results

Revenue growth of 4.1% year-over-year on a reported basis, up 10.6% on a constant currency basis

Yokneam, Israel– May 12, 2015 – Lumenis Ltd., the world's largest energy-based medical company for surgical, ophthalmic and aesthetic applications, today announced first quarter of fiscal year 2015 financial results.

First Quarter Summary:

•	Revenues of $68.5 million, up 4.1% year-over-year on a reported basis, up 10.6% on a constant currency basis

•	Adjusted EBITDA of $6.0 million, 8.7% of revenues, up 23.2% year-over-year

•	Non-GAAP Net Income of $2.3 million, up 3.5% year-over-year. GAAP Net Income of $1.6 million

•	Non-GAAP Net Income per diluted share of $0.06

•	$1.3 million net cash flow generated from operating activities in the 3-month period ending March 31st, 2015

“Our fiscal year is off to a strong start with first quarter revenue growth of 10.6% on constant currency basis year-over-year and adjusted EBITDA growth of 23.2% year-over-year,” said Mrs. Tzipi Ozer-Armon, Chief Executive Officer. “Our first quarter performance reflects the powerful combination of a focused organization and improved execution, resulting in great market acceptance of new and innovative products. I am especially proud that 21% of our product revenues were generated from new products with advanced and innovative technologies.”

First Quarter 2015 Financial Results

Total revenue in the first quarter of 2015 was $68.5 million, an increase of 4.1% compared to revenue of $65.8 million last year. Product revenue was $55.1 million, an increase of 4.8% compared to product revenue of $52.6 million last year. Service revenue was $13.4 million, an increase of 1.3% compared to service revenue of $13.2 million last year. On a constant currency basis, total revenue increased 10.6% year-over-year. Total revenue was driven by growth in our Aesthetic and Surgical segments, which on a constant currency basis increased 20.7% and 8.9%, respectively, year-over-year. Ophthalmic revenue declined 4.5% year-over-year on a constant currency basis. By geographic region, total revenue growth, on a constant currency basis, was driven by APAC growth of 26.1%, EMEA growth of 23.0%, and Americas growth of 2.6% in the period, while Japan sales declined by 15.5% year-over-year in the first quarter.

Gross profit in the first quarter of 2015 was $36.7 million, an increase of $2.1 million, or 6.1%, compared to $34.6 million last year. First quarter 2015 GAAP gross margin increased 99 basis points to 53.6%, compared to 52.6% last year. The increase was driven primarily by favorable geographic and product mix compared to last year.

On a GAAP Basis:

First quarter 2015 GAAP operating expenses were $33.1 million, an increase of $0.1 million, or 0.5%, compared to operating expenses of $33.0 million last year. The increase in operating expenses year-over-year was mainly driven by higher sales and marketing expenses, offset partially by lower R&D and G&A expenses compared to last year. Operating expenses represented 48.4% of sales this year, compared to 50.2% of sales last year.

First quarter 2015 GAAP operating income was $3.5 million, an increase of $1.9 million, or 123.0%, compared to GAAP operating income of $1.6 million last year. First quarter 2015 GAAP operating margin was 5.2%, compared to 2.4% last year.

First quarter 2015 GAAP net income was $1.6 million, an increase of $4.8 million year-over-year, compared to a net loss of $3.1 million last year.  GAAP net income per diluted share was $0.05 in the first quarter of 2015 compared to GAAP net loss per diluted share of ($0.10) last year, based on 36.3 million and 30.9 million diluted shares outstanding respectively.

On a Non-GAAP Basis:

First quarter 2015 Non-GAAP operating income was $4.2 million, an increase of $1.0 million, or 30.3%, compared to Non-GAAP operating income of $3.3 million last year. First quarter 2015 Non-GAAP operating margin was 6.2%, compared to 5.0% last year. First quarter of 2015, Non-GAAP operating income excludes $0.7 million related to stock based compensation expense.

First quarter 2015 Adjusted EBITDA was $6.0 million, an increase of $1.1 million, or 23.2%, compared to $4.8 million last year.  Adjusted EBITDA margin was 8.7% of revenues compared to 7.4% last year.

First quarter 2015 Non-GAAP net income was $2.3 million, an increase of $0.1 million, or 3.5%, compared to $2.2 million last year. In addition to the above mentioned adjustment to operating income, first quarter Non-GAAP net income excludes revaluation income of embedded derivatives of $0.1 million in 2015.

Non-GAAP net income per diluted share was $0.06 in the first quarter of 2015 compared to $0.07 last year, based on 36.4 million and 32.4 million diluted shares outstanding respectively.

Our total cash position, which includes Cash and cash equivalents and Marketable securities totaled $105.5 million as of March 31st, 2015 compared to $105.6 million as of December 31, 2014.

Business Highlights

•
Our new innovative products, released since Q2’13, show great momentum and already accounted for approximately 21% of product sales in the first quarter of 2015, compared to 18% and 16% of product sales in the fourth quarter and third quarter of fiscal 2014, respectively.

•	In Aesthetics,
o
We continue to solidify our clinical evidence with the first peer-reviewed article published for treatment of striae with ResurFX. We also received strong clinical results from the first of three clinical studies in the U.S. for LightSheer INFINITY 1060nm HS handpiece. These results demonstrate not only efficacy, but also, extremely positive patient feedback on the treatment’s overall comfort

o	We launched the LightSheer DESIRE Light, the next generation platform of LightSheer ET, our entry-level hair removal platform

•	In Surgical,
o
Strong market acceptance of the Pulse 120H continues and its superior technology for BPH & Stone Management was showcased at EAU Congress (Madrid, March) to high interest. We continue our market education efforts with our Holmium Academy courses – 4 courses were hosted during Q1’15 with over 160 participants. Our versatile AcuPulse DUO platform received MHLW approval in Japan

•	In Ophthalmic,
o	We progress with the development of our new sub-threshold technology based platform for retina treatments; We expect FDA clearance in H2’15

Full Year 2015 Financial Guidance

For the full year ended December 31, 2015:

•	We are keeping our full year guidance for 2015 unchanged even though the headwind from currency exchange rate was stronger than initially expected.

•
Revenue in the range of $305 million to $310 million, representing growth of 5.3% to 7.0% year-over-year on a reported basis. Assuming current exchange rates, we now estimate the foreign currency translation negative impact on our total reported revenues to be approximately $12 million. Excluding the impact of foreign currency translation, our revenues are expected to increase 9.9% to 11.7% year-over-year.

•
We expect Adjusted EBITDA in the range of $35 million to $37 million, representing growth of 7.9% to 14.1% year-over-year. Assuming current exchange rates, we now estimate foreign currency translation negative impact on our Adjusted EBITDA to be approximately $6.5 million. Excluding the impact of foreign currency, our Adjusted EBITDA is expected to increase 35.0% to 42.7% year-over-year.

•	Non-GAAP EPS in the range of $0.62 to $0.66, representing growth of 9.1% to 16.1% year-over-year.

Conference Call

Lumenis will host a conference call on Tuesday, May 12, 2015, at 5:00 p.m. (Eastern). To listen to the conference call on your telephone, please dial the following numbers approximately ten minutes prior to the start of the call: 888-299-7209 for callers based in the United States, 1-80-924-5906 for callers based in Israel and 719-457-2689 for callers based in all other countries. The reservation code for the call is 9681069. A live webcast of the conference call will also be available on the investor relations page of the company's website at http://investor.lumenis.com.

A telephone replay will be available for 14 days following the call. To listen to the replay, please dial 888-203-1112 for United States-based callers and 719-457-0820 for international callers. The reservation code is 9681069. A replay of the webcast will be available on the investor relations page of the company's website.

About Lumenis

Lumenis is a global leader in the field of minimally-invasive clinical solutions for the Surgical, Ophthalmology and Aesthetic markets, and is a world-renowned expert in developing and commercializing innovative energy-based technologies, including Laser, Intense Pulsed Light (IPL) and Radio-Frequency (RF). For nearly 50 years, Lumenis' ground-breaking products have redefined medical treatments and have set numerous technological and clinical gold-standards.  Lumenis has successfully created solutions for previously untreatable conditions, as well as designed advanced technologies that have revolutionized existing treatment methods in each and every one of the verticals we operate in. Our drive for innovation stems from an uncompromising commitment to improving the health and well-being of our patients; addressing new and growing needs of aging populations; and in offering medical professionals cutting-edge solutions that fit seamlessly into the health-economics environment of the 21st century. The world over, we bring Energy to Healthcare. For more information visit: www.lumenis.com

Use of Non-GAAP Financial Measures

The Company has presented the following non-GAAP financial measures in this press release: non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, adjusted EBITDA, non-GAAP net income per share and adjusted EBITDA margin. The Company defines non-GAAP operating income as its reported operating income (GAAP) excluding stock-compensation expense, one-time charges and other non-recurring operating costs and expenses. The Company defines adjusted EBITDA as its non-GAAP net income before financial expenses, net, taxes on income, and excluding depreciation and amortization expense. The Company defines its non-GAAP net income to exclude non-recurring or unusual expenses. To calculate revenue and adjusted EBITDA growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include but are not limited to the Company's plans, objectives and expectations for future operations, including its projected results of operations. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements are based upon our management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading "Risk Factors" in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

LUMENIS LTD. AND SUBSIDIARIES
Total Revenue, By Geography
(unaudited)

(USD$, thousands)	Three Months Ending March 31,
	2015	2014	Change	Change (CC)
Americas	22,099	21,545	2.6%	2.6%
APAC	23,066	18,755	23.0%	26.1%
EMEA	15,095	14,260	5.9%	23.0%
Japan	8,245	11,244	(26.7)%	(15.5)%
Total Revenues	68,505	65,804	4.1%	10.6%

LUMENIS LTD. AND SUBSIDIARIES
Total Revenue, By Segment
(unaudited)

(USD$, thousands)	Three Months Ending March 31,
	2015	2014	Change	Change (CC)
Aesthetic	29,910	26,564	12.6%	20.7%
Surgical	25,095	24,345	3.1%	8.9%
Ophthalmic	13,500	14,895	(9.4)%	(4.5)%
Total Revenues	68,505	65,804	4.1%	10.6%

LUMENIS LTD . AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31,	December 31,
U.S. dollars in thousands	2015	2014

ASSETS
Cash and cash equivalents	$87,552	$105,590
Marketable securities	17,916	-
Trade receivables (net of allowance for doubtful accounts of $2,461 and $2,294 at March 31, 2015 and December 31, 2014, respectively).	43,253	46,266
Prepaid Expenses and other receivables	8,552	10,430
Inventories	42,545	40,648

Total current Assets	199,818	202,934

Finished goods used in operations, net	6,046	5,836

Property and equipment, net	9,270	8,865

Goodwill	50,217	50,217

Severance pay fund	3,107	3,125

Other assets	6,157	6,677

Total long-term assets	74,797	74,720

TOTAL ASSETS	$274,615	$277,654

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES

Restructured debt	16,838	16,836
Trade payables	32,546	31,182
Other accounts payable and accrued expenses	33,269	35,722
Deferred revenues and customers advances	20,149	23,425

Total current liabilities	102,802	107,165

Restructured debt	34,640	35,188
Accrued post-employment benefits	8,532	8,522
Deferred revenues	7,554	8,191
Other liabilities	18,472	18,076

Total long-term liabilities	69,198	69,977
TOTAL LIABILITIES	172,000	177,142

SHAREHOLDERS' EQUITY	102,615	100,512

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$274,615	$277,654

LUMENIS LTD . AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(Unaudited)

	Three	Three
	Months Ended	Months Ended
	March 31,	March 31,
U.S. dollars in thousands (except per share data)	2015	2014

Revenues:
Products	$55,138	$52,606
Services	13,367	13,198
Total Revenues	68,505	65,804

Cost of Revenues
Products	25,665	24,688
Services	6,154	6,529
Total cost of Revenues	31,819	31,217

Gross profit	36,686	34,587

Operating expenses:
Research and development, net	5,580	6,268
Selling and marketing	21,900	20,861
General and administrative (*)	5,670	5,872

Total Operating expenses	33,150	33,001

Operating income	3,536	1,586

Financial expenses, net	1,328	59
IPO related Bank Cash Fee	-	4,000
Total Financial Expenses	1,328	4,059

Tax expenses	562	664
Net Income (loss)	$1,646	$(3,137)

Net income per common shares :
Basic	$0.05	$(0.10)

Diluted	$0.05	$(0.10)

weighted-average common shares outstanding:
Basic	36,010,763	30,865,773

Diluted	36,269,057	30,865,773

(*) General and administrative expenses for the three months ended March 31, 2014, include IPO related expenses in the amount of $880.

LUMENIS LTD . AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Unaudited)

	Three	Three
	Months Ended	Months Ended
	March, 31	March, 31
U.S. dollars in thousands	2015	2014

Cash flows from operating activities:
Net income (loss)	$1,646	$(3,137)
Adjustments required to reconcile income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,727	1,588
Compensation related to employees stock option plan	709	794
Adjustments related to restructured debt	(554)	3,127
Revaluation of financial assets and other, net	279	296
Deferred income taxes, net	390	591
Decrease in trade receivables, net	2,469	2,094
Increase in inventories and finished goods used in operations	(3,277)	(2,700)
Decrease (increase) in prepaid expenses and other receivables	1,913	(653)
Increase in trade payables	1,282	1,797
Increase (decrease) in other accounts payables and accrued expenses (including short and long-term deferred revenues and customer advances)	(4,977)	435
Increase in accrued post-employment benefits, net	80	38
Decrease in other long term liabilities	(379)	(267)
Net cash provided by operating activities	1,308	4,003

Cash flows from investing activities:
Purchase of property and equipment	(1,140)	(919)
Investment in short & Long term bank deposits	(23)	-
Proceeds from maturity of short & Long term bank deposits	35	-
Purchase of available for sale Marketable Securities	(17,952)	-
Net cash used in investing activities	(19,080)	(919)

Cash flows from financing activities:
Issuance of share capital, net	-	68,852
Proceeds from exercise of share options	296	35
Net cash provided by financing activities	296	68,887

Foreign currency translation adjustments related to Cash and cash equivalents	(562)	87

Increase (decrease) in cash and cash equivalents	(18,038)	72,058
Cash and cash equivalents at the beginning of the period	105,590	42,811

Cash and cash equivalents at the end of the period	$87,552	$114,869

Supplemental information and disclosures of non-cash investing and financing activities:
Issuance costs by utilizing prepayments	-	311
Accrued issuance Costs	-	1,557
Options Exercise	31	-
Purchase of property and equipment	477	650

LUMENIS LTD . AND SUBSIDIARIES
Reconciliation of GAAP to Non-GAAP results
(Unaudited)

	Three	Three
	Months Ended	Months Ended
	March 31,	Mach 31,
U.S. dollars in thousands (except per share data)	2015	2014

Table of Reconciliation from GAAP Gross profit to Non-GAAP Gross profit

GAAP gross profit	$36,686	$34,587
Stock-based compensation	61	46
Non-GAAP gross profit	$36,747	$34,633

Table of Reconciliation from GAAP Operating Income to Non-GAAP Operating Income and Adjusted EBITDA

GAAP operating income	$3,536	$1,586
Stock-based compensation	709	793
IPO related expenses	-	880
Non GAAP operating income	4,245	3,259
Depreciation and Amortization	1,727	1,588
Adjusted EBITDA (Non-GAAP)	$5,972	$4,847

Table of Reconciliation from GAAP Net Income (loss) to Non-GAAP Net Income

GAAP net income (loss)	$1,646	$(3,137)
Stock-based compensation	709	793
IPO related expenses	-	880
One-time payment to Bank Hapoalim BM	-	4,000
Revaluation of embedded derivatives and other non-recurring items	(82)	(339)
Non-GAAP net income	$2,273	$2,197

Table Comparing GAAP Diluted Net Income (loss) Per common Share to Non-GAAP Diluted Net Income Per Common Share.

GAAP diluted net income (loss) per common share	$0.05	$(0.10)

Non-GAAP diluted net income per common share	$0.06	$0.07

Shares used in computing GAAP diluted net income (loss) per common share	36,269,057	30,865,773

Shares used in computing Non-GAAP diluted net income per common share	36,400,166	32,356,961